

03 SEP -9 AM 7:21

The Morgan Crucible Company plc

4th September 2003



03029847

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
SEP 11 2003
THOMSON FINANCIAL



Elaine Marriner
Group Legal Counsel

Enclosure

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Disposal
Released	07:00 4 Sep 2003
Number	3664P

The Morgan Crucible Company plc
4th September 2003

Sale of Certain Graflon Assets to Hoerbiger

The Morgan Crucible Company plc has disposed of the business and assets of its Compressor Technology Group in the United States of America and United Kingdom to Hoerbiger America Rings & Packing Inc and Hoerbiger Rings and Packings Limited, members of the Hoerbiger Compression Technology Business Unit. The sale is made on a debt and cash free basis, for a total cash consideration of US$10.5 million (£6.6million).

The business, which formed part of Morgan Advanced Materials and Technology, produces filled polymer rings and packings used in compressors. The business generated an operating profit of US$2.3 million (£1.5 million) on revenues in the year to 4th January 2003 of US$14.2 million (£9.1 million). Net assets as at 4th January 2003 were US$11.0 million (£7.0 million).

The proceeds from the disposal will be used by Morgan to reduce Group net debt.

Enquiries: Nigel Young, Morgan Crucible
Tel: 01753 837 000
Charlotte Hepburne–Scott, Finsbury
Tel: 020 7251 3801

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